EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth Silgan Holdings Inc.’s computation of its ratio of earnings to fixed charges for the periods indicated.

	Years Ended December 31,
	2010(a)	2009(a)	2008	2007	2006(a)
	(Dollars in thousands)

Earnings before fixed charges:
Income before income taxes	$221,680	$247,599	$193,574	$199,825	$149,480
Interest and other debt expense	61,639	50,999	60,160	66,003	59,397
Interest portion of rental expense	522	435	1,318	2,004	1,741

Earnings before fixed charges	$283,841	$299,033	$255,052	$267,832	$210,618

Fixed charges:
Interest and other debt expense	$61,639	$50,999	$60,160	$66,003	$59,397
Interest portion of rental expense	522	435	1,318	2,004	1,741
Capitalized interest	847	379	1,990	2,553	1,721

Total fixed charges	$63,008	$51,813	$63,468	$70,560	$62,859

Ratio of earnings to fixed charges	4.50	5.77	4.02	3.80	3.35

(a)	Interest and other debt expense in 2010, 2009 and 2006 includes a loss on early extinguishment of debt of $7.5 million, $1.3 million and $0.2 million, respectively.